EXHIBIT 12

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Nine Months Ended October 3, 2009
		FISCAL YEAR
		2008	2007	2006	2005	2004
EARNINGS
Earnings before income taxes	$218,436	$580,768	$710,276	$706,063	$621,046	$537,192

Plus fixed charges:
Interest expense (1)	27,425	72,554	72,258	48,461	10,386	4,810
Rent interest factor (2)	7,145	9,527	9,144	8,190	7,659	5,778
TOTAL FIXED CHARGES	34,570	82,081	81,402	56,651	18,045	10,588

EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$253,006	$662,849	$791,678	$762,714	$639,091	$547,780
RATIO OF EARNINGS TO FIXED CHARGES	7.3	8.1	9.7	13.5	35.4	51.7

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.
(2)	Approximately one-third of rental expense is deemed representative of the interest factor.